Mail Stop 4561

February 29, 2008

Gerald J. Reihsen, III
Executive Vice President and Assistant Secretary
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas 75001

> **Re:** **Behringer Harvard Multifamily REIT I, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed February 12, 2008**
> **File No. 333-148414**

Dear Mr. Reihsen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Form S-11 filed on February 12, 2008 that was provided to us by counsel.

Joint Venture with Dutch Foundation, page 9

1.   Please confirm to us that the sponsor will not receive duplicative acquisition and/or asset management fees in connection with an investment in a co-investment venture.

Distribution Policy, page 12

2.   We note your response to prior comment 13. Please include the amount of FFO generated during the period ended December 31, 2007, when it becomes available.

Conflicts of Interest, page 13

3.   In the last bulleted paragraph on page 14, please expand your disclosure to explain when the capital commitment of PGGM will be deemed "substantially invested."

Questions and Answers about this Offering, page 24

4.   We note your response to prior comment 18. Please clarify in your disclosure whether NAV is equal to "estimated value." In addition, rather than stating that valuations "will be disseminated in an appropriate manner," please disclose the means of distribution that you mention in your supplemental response. If "other means" may be used, please disclose whether and how you intend to notify shareholders of these other means.

Compensation to our Advisor and its Affiliates, page 95

5.   We note your additional disclosure in response to prior comment 15. Please revise your disclosure to explain what is included in the "certain expenses" for which you may reimburse your advisor. In addition, please describe in more detail the types of advisor employees for which the advisor may be reimbursed. In particular, please address whether employees performing acquisition, management or any other duties for which the advisor is paid a fee will be subject to salary and benefit reimbursement. Please also advise us why these reimbursements are included in the "offering stage" section of the fee table.

Investment Objectives and Criteria, page 110

6.   We have read your response to comment 23.   It is still not clear to us whether your mezzanine loans and those mezzanine loans issued by your Ventures contain attributes of an ADC arrangement which would indicate that these loans should be accounted for as real estate investments instead of as a loan.   For each of the mezzanine loans issued by yourself and your Ventures, please address the following.

        ➢ Tell us whether you participate in the expected residual profit of the project underlying the mezzanine loan. Please refer to paragraphs 3 – 7 of Exhibit I of AICPA Practice Bulletin 1.

> ➢ Provide an in depth analysis of the characteristics of the mezzanine loan and how you determined it should be accounted for as a loan instead of as a real estate investment.   Please refer to paragraphs 8 and 9 of Exhibit I of AICPA Practice Bulletin 1.
> ➢ When evaluating whether the lender has virtually the same risks as an owner, or joint venture, please tell us how you considered paragraphs 11 and 12 of SFAS 66 in determining that the borrower has and is expected to continue to have a substantial amount at risk in the project. Please also refer to Questions 1 and 3 of SAB Topic 1I.

7.   We have read your responses to comments 24, 34, and 44.   When you file audited financial statements for the year ended December 31, 2007, please demonstrate to us how you have complied with the financial statement requirements under Rule 3-09 of Regulation S-X and disclosure requirements outlined in Rule 4-08(g) of Regulation S-X.

Financial Statements and Notes

General

8.   Please update your financial statements and your pro-forma financial statements to comply with Rule 3-12 of Regulation S-X. In addition, please update your prior performance information.

Note 3 – Summary Of Significant Accounting Policies

9.   Given that your mezzanine note investments are structured with a view of becoming an equity owner upon completion of the development.   Please consider expanding your note disclosures and significant accounting policies within MD&A to include your accounting policy for these arrangements.   Your disclosures should address whether these loans have ADC type loan attributes in which you participate in expected residual profits and how you determined these mezzanine loans should be accounted for as either loans or real estate investments.   Refer to the guidance discussed in EITF 86-21, SAB Topic 1 I, and Exhibit I of AICPA Practice Bulletin 1.

10.   We have read and considered your response to comments 38 and 39. Please expand this note to disclose your accounting policies applicable to organization and offering costs. The revised note should clarify that organizational costs incurred on your behalf or directly by the registrant are expensed as incurred in accordance with SOP 98-5. In addition, the note should clarify how you record an obligation under SFAS 5 to reflect the registrant's obligation to repay offering and organizational costs incurred on its behalf. Further, the note should clarify how offering and organization costs incurred on the

registrant's behalf for which repayment is not required or has been forgiven, are accounted for as capital contributions in accordance with SAB Topic 5T.

<u>Valuation of Acquired Real Estate and Related Intangibles, pages F-19 – F-20</u>

11.   We have read your response to comment 40 and reviewed your revised disclosures. Please note that while the value of below market leases should be based on the remaining non-cancelable lease term plus any fixed rate renewal options, if applicable, the value of above market leases should be based on just the remaining non-cancelable lease term. Please revise your disclosures to clarify the accounting of your future below and above market leases.

<u>Note 6 – Joint Ventures, pages F-23 – F-26</u>

12.   We have read your response to comment 42.   It appears this accrued interest relates to a loan issued by a subsidiary which has been deconsolidated.   Please explain why this accrued interest balance has been retained on your financial statements instead of deconsolidated.

<u>Condensed combined financial statement data of the Commercial Developer Entities, page F-26</u>

13.   We have read your response to comment 45 and reviewed your revised disclosures. It is not clear how the disclosure requirements outlined in paragraph 24(b) of FIN 46(R) provides a rationale for you to include the financial data of the Project Entities within your financial statements.   Please clarify or revise accordingly.   In addition, we note that you have presented combined financial statement data, which indicates you have combined the financial statement data of multiple entities.   Please tell us how you considered the guidance in paragraph 22 of ARB 51 in determining that you have a basis for combining the financial statements of these multiple entities.

<u>3-14 Financial Statements</u>

<u>Plaza On Lovers Lane Apartments</u>

<u>Statement of Revenues and Certain Operating Expenses, Page F-33</u>

14.   We have read your response to comment 47.   Your response only addresses the application of Rule 3-09 of Regulation S-X to your Ventures and not to the stand alone financial statements of the Plaza on Lovers Lane.   The Plaza on Lovers Lane represents an operating property in which your Venture has made a mezzanine loan investment.   It appears the Plaza on Lovers Lane is an investment in real estate based on the guidance in

SAB Topic 1I.   As a result, the stand alone financial statements of the Plaza on Lovers Lane should be provided in accordance with Rule 3-09 of Regulation S-X and updated on the same basis as you in accordance with Rule 3-12 of Regulation S-X.   Please clarify or revise accordingly.

Pro-Forma Consolidated Financial Information

Notes to Pro-Forma Consolidated Financial Statements

Un-Audited Pro Forma Consolidated Statements of Operations for the nine months ended September 30,2007 & the period August 4, 2006 (date of inception)through December 31, 2006, pages F-42 – F-43 and F-44

15.   We have read your response to comment 48.   As stated previously, operating and organizational costs should be expensed as incurred in accordance with SOP 98-5.   It is not clear how adjustments (d) and (e) meet the criteria of Rule 11-02(b)(6) of Regulation S-X.   Please clarify or revise accordingly.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

Mike McTiernan
Special Counsel

cc: Neil Miller, Esq. *(via facsimile)*